Exhibit 8.1

List of Subsidiaries:

Argosy Mining Corp	Canada

Calliope Metals (Holdings) Ltd.	Canada

Calliope Metals Pty Ltd.	Australia

Andover Resources N.L	Australia

Kremnica Gold a.s	Slovak Republic

Liberex Limited	Republic of Cyprus

Liberex Mining B.V	Netherlands

Melling Investments Limited	BVI

Balzan Investments Limited	BVI

Indian Ocean Exploration Limited	Australia